SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                  FORM 6-K

                         Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of

                    the Securities Exchange Act of 1934
-
For the month of November, 2000

                           ABN AMRO Holding N.V.

                             ABN AMRO BANK N.V.
              (Translation of registrant's name into English)

         Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands
                   (Address of principal executive offices)

           [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                     Form 20-F    X    Form 40-F
                                -----           -----

           [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             Yes         No   X
                                 ----       -----

                   Schedule of Information Contained in this Report:

                   1. Semiannual 2000 Financials of ABN AMRO Holding N.V. reconciled to U.S. G.A.A.P.

                   2. Consolidated Cash Flow Statement for first half of 2000 or registrant.

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-49198.







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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ABN AMRO Holding N.V.


Date:  November 16, 2000               By:/s/ W.G. Jiskoot
                                          Name: W.G. Jiskoot
                                          Title: Member of the Managing Board

                                       By:/s/ J.M. de Jong
                                          Name: J.M. de Jong
                                          Title: Member of the Managing Board


                                       ABN AMRO Bank N.V.


Date:  November 16, 2000               By:/s/ W.G. Jiskoot
                                          Name: W.G. Jiskoot
                                          Title: Member of the Managing Board

                                       By:/s/ J.M. de Jong
                                          Name: J.M. de Jong
                                          Title: Member of the Managing Board




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Reconciliation of Net Profit and Shareholders' Equity under US GAAP

Accounting principles generally accepted in The Netherlands ("Dutch GAAP") vary in certain significant respects from U.S. generally accepted accounting principles ("US GAAP"). The following tables summarize the significant adjustments to ABN AMRO' s consolidated net profit for the first half of 2000 and 1999 and shareholders' equity as of 30 June 2000 and 1999 which would result from the application of US GAAP instead of Dutch GAAP. For further information, refer to the consolidated financial statements and footnotes thereto included in the Form 20-F for the fiscal year ended 31 December 1999.

Net profit for the first half of 2000 in accordance with US GAAP was EUR 345 million lower than net profit in accordance with Dutch GAAP. The decrease was principally the net result of (i) a charge of EUR 196 million for goodwill amortization associated with acquisitions by ABN AMRO, of which EUR 73 million related to North American acquisitions (in Dutch GAAP, all goodwill is charged to shareholders' equity at the time of acquisition), (ii) a decrease in net interest revenue and net gains from securities available for sale of EUR 109 million attributable to differences in accounting for realized gains and losses in investment portfolios, (iii) higher pension costs of EUR 98 million and (iv) a decrease in results from financial transactions of EUR 80 million attributable to differences in valuation of derivatives transactions, offset in part by (x) an increase of EUR 77 million due to capitalization of software costs, and (y) the related tax effect of EUR 51 million. Pre-tax profit for North American operations for the first half of 2000 in accordance with US GAAP would have been EUR 73 million lower than pre-tax profit in accordance with Dutch GAAP, giving effect only to the charges under US GAAP for goodwill amortization for North American acquisitions.

Net profit for the first half of 1999 in accordance with US GAAP was EUR 331 million lower than net profit in accordance with Dutch GAAP. The decrease was principally the net result of (i) a decrease in results from financial transactions of EUR 329 million attributable to differences in valuation of derivatives transactions, (ii) a charge of EUR 158 million for goodwill amortization associated with acquisitions by ABN AMRO, of which

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EUR 77 million related to North American acquisitions (in Dutch GAAP, all goodwill is charged to shareholders' equity at the time of acquisition) and
(iii) a decrease in net interest revenue and net gains from securities available for sale of EUR 57 million attributable to differences in accounting for realized gains and losses in investment portfolios, offset in part by (x) an increase of EUR 89 million due to capitalization of software costs (following the adoption of SOP 98-1 'Accounting for the Costs of Computer Software Developed or Obtained for Internal Use' for US GAAP purposes), (y) lower pension costs of EUR 42 million, and (z) the related tax effect of EUR 65 million.
Pre-tax profit for North American operations for the first half of 1999 in accordance with US GAAP would have been EUR 77 million lower than pre-tax profit in accordance with Dutch GAAP, giving effect only to the charges under US GAAP for goodwill amortization for North American acquisitions.



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Reconciliation of Net Profit
                                    1st  half 2000          1st  half 1999
                                        (in millions of EUR except per
                                                  share data)

Net profit under Dutch GAAP               1,625              1,438
Goodwill and other acquired intangibles    (196)              (158)
Investment portfolio securities            (109)               (57)
Property (reversal of depreciation on
property revaluation)                         7                  6
Pension costs                               (98)                42
Post-retirement benefits                      1                 (2)
Post-employment benefits                      6                  3
Contingencies                                (4)                10
Derivatives                                 (80)              (329)
Internal use software                        77                 89
Taxes                                        51                 65
                                             --                 --
Net profit under US GAAP                  1,280              1,107
Basic net profit per Ordinary Share under
US GAAP                                    0.84               0.74
Diluted net profit per Ordinary Share under
US GAAP                                    0.84               0.74


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Reconciliation of Shareholders' Equity
                                   30 June 2000     30 June 1999
                                  (in millions of EUR except per
                                                 share data)

Shareholders' equity under Dutch GAAP     12,393            11,436
Goodwill and other acquired intangibles    6,435             4,937
Debt restructuring                          (194)             (256)
Investment portfolio securities              446             1,763
Property (reversal of property revaluation) (165)             (200)
Pension costs                               (147)               92
Post-retirement benefits                     (54)              (43)
Post-employment benefits                     (33)              (43)
Contingencies                                135               218
Derivatives                                 (156)              (14)
Internal use software                        234                89
Taxes                                       (442)             (917)
Dividend payable                             218               302
                                             ---               ---
Shareholders' equity under US GAAP        18,670            17,364
Shareholders' equity per Ordinary Share under
US GAAP                                    12.02             11.35





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Comprehensive income under US GAAP
                                          1st  half 20001st  half 1999
                                               (in millions of EUR)

Net profit under US GAAP                        1,280       1,107
Other comprehensive income, net of tax:
Currency translation differences             306          15
Net unrealized gains/ (losses) on available-  70        (581)
                                             ---        -----
for-sale securities
Other comprehensive income                        376         566
                                                 ---         ---
Comprehensive income under US GAAP              1,656         541

Comprehensive income under US GAAP consists of Net profit under US GAAP and other comprehensive components: currency translation differences and net unrealized gains/ (losses) on available for sale securities. The currency translation difference, amounting to EUR 306 million, is mainly explained by increasing USD rates in the first six months of 2000.







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Consolidated Cash Flow Statement
for the first half 2000
(in millions of euro's)
                                                        1st half    1st half
                                                          2000        1999

Group profit                                             1,797       1,588
Depreciation property and equipment                        450         380
Provision for loan losses/ addition to fund                247         331
(Decrease) increase in provisions                            4         535
Increase (decrease) in interest receivable                 471         651
Increase in accrued interest payable                       231        (229)
Increase in current income taxes payable                    89          28
Other accruals and deferrals                               (10)        244
Government paper and securities trading portfolios      (4,864)      5,382
Other securities                                          (326)     10,413
Banks, other than demand deposits                      (17,405)    (21,717)
Loans                                                  (12,798)    (12,788)
Professional securities transactions (part of loans)    (8,947)     (1,879)
Total customer accounts                                 18,593      16,940
Professional securities transactions (part of total
customer accounts)                                      14,146       4,673
Debt securities, excluding bonds and notes               1,176         779
Other assets and  liabilities                            4,018      (5,673)
                                                       -------      -------
Net cash flow from operations/ banking activities       (3,128)       (343)

Purchase of securities for investment portfolios       (35,672)    (33,068)
Sale and redemption of securities from investment
portfolios                                              30,597      31,789
                                                       -------      -------
Net outflow                                             (5,075)     (1,279)

Investments in participating interests                  (2,029)       (791)
Sale of investments in participating interests               3          56
                                                       -------      -------
Net outflow                                             (2,026)       (736)

Capital expenditure on property and equipment             (600)       (531)
Sale of property and equipment                              90          61
                                                       -------      -------
Net outflow                                               (510)       (470)
                                                       -------      -------
Net cash flow from investment activities                (7,611)     (2,484)

Increase in group equity                                   977         (21)
Issue of preference shares                                   0       1,210
Issue of subordinated debt                                 926       1,260
Repayment of subordinated debt                            (219)       (188)
Issue of debenture loans and notes                       1,450       3,224
Repayment of debenture loans and notes                  (2,960)     (1,153)
Cash dividend paid                                        (564)       (336)
                                                       -------      -------
Net cash flow from financing activities                  (390)      3,997

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Net cash flow before exchange rate differences         (11,129)      1,170
Exchange rate differences in liquid funds               (1,073)        106
                                                       -------      -------
Increase (decrease) in liquid funds                    (12,202)      1,276
--------------------------------------------------------------------------

Opening balance                                         12,471       7,686
Closing balance                                            269       8,962
                                                       -------     -------
Increase (decrease) in liquid funds                    (12,202)      1,276
                                                       -------     -------
                                                       -------     -------

The semi-annual figures are unaudited.


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